[Calfee, Halter & Griswold LLP Letterhead]

October 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Re:    RPM International Inc.

Form 10-K for the Year Ended May 31, 2017

Filed July 24, 2017

File No. 1-14187

Dear Mr. O’Brien:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated September 18, 2017. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.

Form 10-K for the year ended May 31, 2017

Consolidated Statements of Cash Flows, page 33

SEC Comment #1:

Please address the appropriateness of reflecting the $221,636 payments related to the 524(g) trust within financing activities in 2017 as well as reflecting the $450,000 payment to the 524(g) trust within investing activities in 2015. In this regard, we note these payments are related to the Trust’s assumption of all liability and responsibility for current and future asbestos personal injury claims. As such, it is unclear why these payments are not reflected as operating activities. Please advise.

Securities and Exchange Commission

October 16, 2017

Response:

As previously reported in the Company’s Form 10-K for the fiscal year ended May 31, 2015, prior to May 31, 2010, Bondex International, Inc. (“Bondex”) and its parent, Specialty Products Holding Company (“SPHC”), were defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally sought unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products. On May 31, 2010, Bondex and SPHC filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to reorganize under chapter 11 of the Bankruptcy Code. Bondex and SPHC took this action in an effort to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC.

SPHC is the Company’s wholly owned subsidiary. In accordance with Accounting Standards Codification (“ASC”) 810, when a subsidiary becomes subject to the control of a government court, administrator, or regulator, deconsolidation of that subsidiary is generally required. Accordingly, the Company deconsolidated SPHC and its subsidiaries from its balance sheets as of May 31, 2010, and eliminated SPHC’s results from its consolidated results of operations beginning on that date. Subsequent to the chapter 11 reorganization proceedings, the Company accounted for its investment in SPHC under the cost method.

The Bankruptcy Plan (the “Plan”) was confirmed on December 10, 2014 with an effective date of December 23, 2014. On the effective date, the Company’s wholly-owned, previously deconsolidated subsidiaries, Bondex and SPHC, emerged from bankruptcy contemporaneously with the filing of the Notice of Entry of Order Confirming the Bankruptcy Plan. As a result of this filing and as per the terms of the Plan, which required the Company to fund the Trust, the Company regained control of SPHC and its subsidiaries, and accordingly, accounted for the event as a business combination on December 23, 2014.

The funding of the Trust represented the total consideration transferred for the business combination, or $772.6 million. This amount represented (i) the initial installment of $450.0 million and (ii) the $322.6 million present value of the future consideration payments pursuant to a promissory note bearing no interest and maturing on or before the fourth anniversary of the effective date of the Plan (the “Bankruptcy Note”) as the total consideration transferred in the transaction. Accordingly, during its fiscal year ended May 31, 2015, the Company accounted for the initial cash payment of $450.0 million, less cash acquired, on the line item entitled, “Acquisitions of businesses, net of cash acquired,” in the Investing Activities section of its Consolidated Statements of Cash Flows in accordance with ASC 230.

Securities and Exchange Commission

October 16, 2017

The Plan, and Bankruptcy Note, provided for additional contributions to the Trust on December 23, 2016, 2017 and 2018. The payments of this additional consideration have been and will be accounted for in accordance with ASC 230-10-45-13(c), as follows:

Payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets, including interest capitalized as part of the cost of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant and equipment and other productive assets are investing cash outflows. However, incurring directly related debt to the seller is a financing transaction (see paragraphs 230-10-45-14 through 45-15), and subsequent payments of principal on that debt thus are financing cash outflows. (Emphasis added.)

In determining what the term “soon” means, the Company notes that the SEC staff has informally interpreted the term “soon” in this context to be a period of three months or less. This period is consistent with the period used for other ASC 230 considerations (e.g., the definition of Cash Equivalents in ASC 230-10-20, and the determination of net or gross presentation in ASC 230-10-45-9). Therefore, if a company purchases property, plant, and equipment and other productive assets, and the terms of the transaction require payment within three months of the transaction date, then the payment would be classified as an investing outflow. If the payment terms of the transaction extend beyond three months, then any payment made after three months would be classified as a financing outflow.

Although the interpretive guidance above relates to the acquisition of property, plant, and equipment and other productive assets, we can analogize to the acquisition of a business as the concepts are applicable under both interpretations, as in effect the entity is effectively financing the business combination with the seller.

Accordingly, during its fiscal year ended May 31, 2017, the Company accounted for the first two of the three required cash payments on the line item entitled, “Payments for 524(g) trust,” in the Financing Activities section of its Consolidated Statements of Cash Flows in accordance with ASC 230.

Note 2) Specialty Products Holding Corp. (SPHC), page 36

SEC Comment #2:

With reference to ASC 460, please confirm that RPM International Inc. and their non-bankruptcy subsidiaries did not provide any guarantees related to the asbestos liability prior to the Bankruptcy Plan and emergence. Please also tell us why you did not have a probable loss contingency prior to your subsidiaries’ emergence from bankruptcy.

Securities and Exchange Commission

October 16, 2017

Specifically address why your obligation to fund the trust was not recognized prior to your subsidiaries’ emergence from bankruptcy. Refer to ASC 450.

Response:

The Company hereby confirms that neither it nor any of its non-bankruptcy subsidiaries provided any guarantees related to the asbestos liability prior to the Plan and emergence.

As disclosed in the Company’s Form 10-Q for the quarter ended November 30, 2014, no amounts were accrued for the funding of the Trust at November 30, 2014, as the Plan was subject to the approval of the claimants, as well as the Bankruptcy Court and the U.S. District Court. The Company’s requirement to fund the Trust became effective with the filing of the Notice of Entry of Order Confirming the Bankruptcy Plan on December 23, 2014. On that date, the Company regained control of SPHC and its subsidiaries, and accordingly, accounted for the event as a business combination. The Company hereby confirms that no probable loss contingency existed at any time prior to the subsidiaries’ emergence from bankruptcy, and ultimately, no loss was recorded in connection with the reconsolidation.

SEC Comment #3:

With reference to ASC 805-30-30-7, please tell us how you determined that the funding of the Trust represented the consideration transferred in the transaction.

Response:

As referenced above, the Plan was confirmed on December 10, 2014 with an effective date of December 23, 2014. On that date, the Company’s wholly-owned, previously deconsolidated subsidiaries, Bondex and SPHC, emerged from bankruptcy contemporaneously with the filing of the Notice of Entry of Order Confirming the Bankruptcy Plan. As a result of this filing and as agreed upon in the Plan, the Company was required to fund the initial payment of $450.0 million to the Trust and provide the Bankruptcy Note. Consistent with the guidance in ASC 805-30-30-7, the funding of the Trust represents consideration transferred to obtain control of the business upon emergence from bankruptcy.

Securities and Exchange Commission

October 16, 2017

We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me ((216) 622-8507; jjenkins@calfee.com) or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins
John J. Jenkins

cc:	Russell L. Gordon
Edward W. Moore
Thomas F. McKee